STATE TREASURY OF THE REPUBLIC OF POLAND

June 29, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS The State Treasury of the Republic of Poland (CIK No. 0000079312) Registration Statement under Schedule B (File No. 333-223719)

Ladies and Gentlemen:
On behalf of the State Treasury of the Republic of Poland (the “Republic”), I respectfully request acceleration of the effective date of the Republic’s Registration Statement under Schedule B, (File No. 333-223719), as amended, to 9:00 am Eastern Time, on July 3, 2018 or as soon thereafter as practicable.
Many thanks for your assistance.
Yours faithfully, /s/ Piotr Nowak
Name:	Piotr Nowak
Title:	Undersecretary of State in the Ministry of Finance, Republic of Poland